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                               February 17, 2023

       Brandon Rooks
       Chief Executive Officer
       Rockstar Capital Group, LLC
       10333 Windy Trail
       Bentonville, AR 72712

                                                        Re: Rockstar Capital
Group, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed February 9,
2023
                                                            File No. 024-12150

       Dear Brandon Rooks:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed February 9, 2023

       Cover Page

   1. We note your disclosure that the "Offering commenced on February 7, 2023." Please see Rule
251(d)(3)(i)(F) which requires a continuous offering to be commenced within two days of the
offering statement being qualified. Please clarify this statement or revise.
       Signatures, page 59

   2. Please include the signatures of your principal executive officer, principal financial officer, principal
accounting officer, and a majority of the members of your board of directors or other
governing body. See Instructions to Signatures to Form 1-A.
 Brandon Rooks
Rockstar Capital Group, LLC
February 17, 2023
Page 2
Exhibits

3. Please file all applicable exhibits. For example, we note that the legal opinion, and articles of organization have not been included as exhibits.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,
FirstName LastNameBrandon Rooks
                                                              Division of
Corporation Finance
Comapany NameRockstar Capital Group, LLC
                                                              Office of Real
Estate & Construction
February 17, 2023 Page 2
cc:       Laurence J. Pino, Esq.
FirstName LastName